EXHIBIT 99.1
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[Telewest Logo]

15 March 2002


TELEWEST RESPONDS TO MOODY'S STATEMENT


We are disappointed by Moody's decision to downgrade Telewest's debt ratings, given the company's strong operational performance, as evidenced by our recent preliminary results statement for 2001.

As we announced earlier this week, we have secured a further (pound)20m of funding, representing part of the outstanding (pound)125 million of the institutional tranche carved out from our (pound)2.25 billion bank facility. However, we are concerned that this decision by Moody's and the general uncertainty in the financial markets surrounding the sector, may have a negative impact on the perception of the Company among employees, customers, suppliers and in the capital markets.

We continue to have full access to the undrawn portion of our bank facility and we remain focused on continuing to improve operational performance.


ENQUIRIES:

TELEWEST
John Murray              020 7299 5888

BRUNSWICK
Craig Breheny            020 7404 5959



NOTES TO EDITORS:

Telewest Communications, the broadband communications and media group, currently provides multi-channel television, telephone and internet services to more than
1.7 million UK households, and voice and data telecommunications services to over 70,000 business customers. Its content division, Flextech, is the biggest provider of basic channels to the UK pay-TV market and is the BBC's partner in UKTV, which has a portfolio of pay-TV channels based on the corporation's programming, including UK Gold.